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TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS

(for the three months ended March 31, 2023)

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Non-IFRS measures

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements and accompanying notes for the three months ended March 31, 2023 (the "Interim Financial Statements") of Tricon Residential Inc. (“Tricon", "us", "we" or the “Company”), prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“the IASB”) and consistent with the Company's audited annual consolidated financial statements for the year ended December 31, 2022.

The Company has included herein certain non-IFRS financial measures and non-IFRS ratios, including, but not limited to: "proportionate" metrics, net operating income ("NOI"), NOI margin, proportionate same home NOI and NOI margin, funds from operations ("FFO"), core funds from operations ("Core FFO"), adjusted funds from operations ("AFFO"), Core FFO per share, AFFO per share, Core FFO payout ratio, AFFO payout ratio, as well as certain key indicators of the performance of our businesses which are supplementary financial measures. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance. We utilize these measures in managing our business, including performance measurement and capital allocation. In addition, certain of these measures are used in measuring compliance with our debt covenants. We believe that providing these performance measures on a supplemental basis is helpful to investors and shareholders in assessing the overall performance of the Company’s business. However, these measures are not recognized under and do not have any standardized meaning prescribed by IFRS as issued by the IASB, and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Because non-IFRS financial measures, non-IFRS ratios and supplementary financial measures do not have standardized meanings prescribed under IFRS, securities regulations require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure. The definition, calculation and reconciliation of the non-IFRS financial measures and the requisite disclosure for non-IFRS ratios used in this MD&A are provided in Section 4 and Appendix A, and the supplementary financial measures which are key performance indicators presented herein are discussed in detail in Section 6.

The non-IFRS financial measures, non-IFRS ratios and supplementary financial measures presented herein should not be construed as alternatives to net income (loss) or cash flow from the Company’s activities, determined in accordance with IFRS, as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

Forward-looking statements

Certain statements in this MD&A are considered “forward-looking information” as defined under applicable securities laws (“forward-looking statements”). This document should be read in conjunction with material contained in the Company’s current Interim Financial Statements along with the Company’s other publicly filed documents. Words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “aim”, “endeavor”, “project”, “continue”, "target" and similar expressions identify these forward-looking statements. Statements containing forward-looking information are not historical facts but instead reflect management’s expectations, intentions and beliefs concerning anticipated future events, results, circumstances, economic performance or expectations with respect to Tricon and its investments and are based on information currently available to management and on assumptions that management believes to be reasonable.

This MD&A includes forward-looking statements pertaining to: anticipated operational and financial performance; the Company’s strategic and operating plans and growth prospects; expected demographic and economic trends impacting the Company’s key markets; project plans, costs, timelines and sales/rental expectations; expected performance fees; future cash flows; transaction and development timelines; anticipated demand for residential real estate; the anticipated growth of the Company's rental businesses; the acquisition of build-to-rent projects; the Company’s key priorities over the next three years and the manner in which they might be achieved; expected future acquisitions, acquisition pace, rent growth, operating expenses, occupancy and turnover rates, and capital expenditure programs for single-family rental homes and multi-family rental apartments; rollout of operations programs and resident betterment programs; debt financing and refinancing intentions; continuing increases in

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

interest rates, inflation and economic uncertainty; and the ongoing impact and aftermath of the COVID-19 pandemic. The assumptions underlying these forward-looking statements and a list of factors that may cause actual business performance to differ from current projections are discussed in this MD&A and in the Company’s Annual Information Form dated February 28, 2023 (the “AIF”), which is available on SEDAR at www.sedar.com. The continuing impact and aftermath of COVID-19 on the operations, business and financial results of the Company may cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements.

Forward-looking statements are necessarily based on estimates and assumptions that, while considered reasonable by management of the Company as of the date of this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company’s estimates, beliefs and assumptions, which may prove to be incorrect, include the various assumptions set forth herein, including, but not limited to, the Company’s future growth potential; results of operations; future prospects and opportunities; demographic and industry trends; no change in legislative or regulatory matters; future levels of indebtedness and prevailing interest rates; the tax laws as currently in effect; the continuing availability of capital and suitable acquisition and investment opportunities; current economic conditions including property value appreciation and overall levels of inflation; and the anticipated impact and aftermath of COVID-19.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant unknown risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements, including, but not limited to, the Company’s ability to execute its growth strategies; the impact of changing conditions in the multi-family housing market; increasing competition in the single-family and multi-family housing market; the effect of fluctuations and cycles in the Canadian and U.S. real estate market; the marketability and value of the Company’s portfolio; the expected future value of the Company's portfolio; changes in the attitudes, financial condition and demand of the Company’s demographic market; rising interest rates and volatility in financial markets; the potential impact of reduced supply of labor and materials on expected costs and timelines; rates of inflation and overall economic uncertainty; developments and changes in applicable laws and regulations; and the impact of COVID-19 on the operations, business and financial results of the Company.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. See the AIF and the continuous disclosure documents referenced in Section 7.6 for a more complete list of risks relating to an investment in the Company and an indication of the impact the materialization of such risks could have on the Company, and therefore cause actual results to deviate from the forward-looking statements.

Certain statements included in this MD&A may be considered a “financial outlook” for purposes of applicable securities laws, and as such, the financial outlook may not be appropriate for purposes other than this document. Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions (including those noted above), there can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this document are expressly qualified in their entirety by this cautionary statement.

When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking statements in this MD&A are made as of the date of this document and the Company does not intend to, or assume any obligation to, update or revise these forward-looking statements or information to reflect new information, events, results or circumstances or otherwise after the date on which such statements are made to reflect the occurrence of unanticipated events, except as required by law, including securities laws.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Market and industry data

This MD&A may include certain market and industry data and forecasts obtained from third-party sources, industry publications and publicly available information as well as industry data prepared by management on the basis of its knowledge of the industry in which the Company operates (including management’s estimates and assumptions relating to the industry based on that knowledge). Management’s knowledge of the North American residential real estate industry has been developed through its experience and participation in the industry. Management believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although management believes it to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this MD&A, or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon by such sources.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

1.    Introduction

This Management’s Discussion and Analysis (“MD&A”) is dated as of May 9, 2023, the date it was approved by the Board of Directors of Tricon Residential Inc. (“Tricon", “us", “we” or the “Company”), and reflects all material events up to that date. It should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three months ended March 31, 2023 ("Interim Financial Statements"), which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), including International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The accounting policies are consistent with the Company’s audited annual consolidated financial statements for the year ended December 31, 2022, available on the Company's website at www.triconresidential.com, on the Canadian Securities Administrators’ website at www.sedar.com, and as part of the Company's annual report (Form 40-F) filed on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. Additional information about the Company, including its Annual Information Form, is available on these websites.

The registered office of the Company is at 7 St. Thomas Street, Suite 801, Toronto, Ontario M5S 2B7. The Company’s common shares are traded under the symbol TCN on both the New York Stock Exchange and the Toronto Stock Exchange.

All dollar amounts in this MD&A are expressed in U.S. dollars unless otherwise indicated.

1.1    Business overview

Tricon Residential Inc. (NYSE: TCN, TSX: TCN) is an owner and operator of a growing portfolio of approximately 37,000 single-family rental homes located primarily in the U.S. Sun Belt and multi-family apartments in Canada. The Company also invests in adjacent residential businesses which include residential development assets in the United States and Canada. Through its fully integrated operating platform, the Company earns rental income and ancillary revenue from single-family rental properties, income from its investments in multi-family rental properties and residential developments, as well as fees from managing strategic capital associated with its businesses. Our commitment to enriching the lives of our employees, residents and local communities underpins Tricon’s culture and business philosophy. We provide high-quality rental housing options for families across the United States and Canada through our technology-enabled operating platform and dedicated on-the-ground operating teams. Our development programs are also delivering thousands of new rental homes and apartments as part of our commitment to help solve the housing supply shortage. At Tricon, we imagine a world where housing unlocks life’s potential.

As at March 31, 2023, about 97% of the Company’s real estate assets are stabilized single-family rental homes and the remaining 3% are investments in adjacent residential businesses.

Please refer to the section entitled “Description of the Business” in the Company’s Annual Information Form dated February 28, 2023 (the “AIF”), which is available on SEDAR at www.sedar.com, for a more fulsome overview of Tricon’s business.

1.2    The Tricon difference

I. Superior growth profile

Tricon is focused on disciplined, long-term growth of its single-family rental home portfolio and has a sophisticated acquisition platform that is capable of deploying large amounts of capital across multiple acquisition channels and markets simultaneously. Tricon sources acquisition opportunities of existing homes through traditional channels, including Multiple Listing Service (“MLS”), “iBuyer” direct channels, and portfolio acquisitions. These traditional channels will account for the majority of Tricon’s planned acquisitions over the near term and leverage the Company’s acquisition platform which filters and ranks many listings per year while standardizing hundreds of key underwriting parameters, enabling the Company to efficiently convert listings into offers.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

In an undersupplied housing market, Tricon also believes in adding to the supply of rental homes and providing accessible housing solutions through its three newest home growth channels. These include the development of dedicated “build-to-rent” communities and the acquisition of both scattered new homes and completed single-family rental communities directly from homebuilders. In aggregate, our six existing and new home acquisition channels are expected to provide the Company with sufficient volume to meet its acquisition targets.

II. Differentiated strategic partnership model

Through its differentiated strategic partnership model, Tricon has demonstrated its ability to raise and deploy third-party capital to accelerate growth, improve operating efficiency, and take development off balance sheet. The Company has recently partnered with leading global real estate investors to form three complementary single-family rental joint ventures, each with a unique acquisition strategy that provides residents with more housing options at an accessible price point.
(1) As at March 31, 2023, Tricon's unfunded equity commitment to these vehicles was approximately $309 million and it is expected to be funded over the next three years.

III. Technology-enabled operating platform

Tricon has developed a technology-enabled platform that supports its growth, provides its residents an elevated living experience, and optimizes operating efficiencies. The Company's proprietary suite of software applications, referred to as “TriApps”, automates many facets of the single-family rental business. More information is available in the AIF.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

2.    Highlights

The following section presents highlights for the quarter on a consolidated and proportionate basis.

On October 18, 2022, the Company sold its remaining 20% equity interest in its U.S. multi-family rental portfolio, held through Tricon US Multi-Family REIT LLC. In accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the Company reclassified the prior-period results and cash flows of Tricon US Multi-Family REIT LLC as discontinued operations separate from the Company's continuing operations.

Core funds from operations ("Core FFO"), Core FFO per share, Adjusted funds from operations ("AFFO"), and AFFO per share are non-IFRS financial measures and non-IFRS ratios as identified in Section 6. The Company uses guidance specified by the National Association of Real Estate Investment Trusts ("NAREIT") to calculate FFO, upon which Core FFO and AFFO are based. The measures are presented on a proportionate basis, reflecting only the portion attributable to Tricon's shareholders based on the Company's ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners' interests. The Company believes that providing FFO, Core FFO and AFFO on a proportionate basis is helpful to investors in assessing the overall performance of the Company’s business. Note that FFO, Core FFO, Core FFO per share, AFFO and AFFO per share are not meant to be used in measuring the Company's liquidity. See “Non-IFRS measures” on page 1 and Appendix A for a reconciliation to the most directly comparable IFRS measures.

For the three months ended March 31
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	2023	2022(1)

Financial highlights on a consolidated basis
Net income from continuing operations, including:	$29,401	$150,124
Fair value gain on rental properties	11,894	299,572

Basic earnings per share attributable to shareholders of Tricon from continuing operations	0.10	0.54
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	0.08	0.54

Net income from discontinued operations	—	13,333
Basic earnings per share attributable to shareholders of Tricon from discontinued operations	—	0.05
Diluted earnings per share attributable to shareholders of Tricon from discontinued operations	—	0.05

Dividends per share	$0.058	$0.058

Weighted average shares outstanding - basic	273,818,466	274,064,375
Weighted average shares outstanding - diluted	310,314,809	276,763,567

Non-IFRS(2) measures on a proportionate basis
Core funds from operations ("Core FFO")	$42,156	$43,035
Adjusted funds from operations ("AFFO")	33,048	33,658

Core FFO per share(3)	0.14	0.14
AFFO per share(3)	0.11	0.11

Select balance sheet items reported on a consolidated basis	March 31, 2023	December 31, 2022

Total assets	$12,540,174	$12,450,946
Total liabilities(4)	8,740,657	8,653,921
Net assets attributable to shareholders of Tricon	3,795,688	3,790,249

Rental properties	11,581,257	11,445,659
Debt	5,713,933	5,728,184
(1) Certain comparative figures have been adjusted to conform with the current period presentation as income from equity-accounted investments in U.S. multi-family rental properties has been reclassified as discontinued operations, separate from the Company's continuing operations.
(2) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. Refer to “Non-IFRS measures” on page 1 and Appendix A.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

(3) Core FFO per share and AFFO per share are calculated using the total number of weighted average potential dilutive shares outstanding, including the assumed exchange of preferred units issued by Tricon PIPE LLC, which were 310,314,809 and 311,843,796, for the three months ended March 31, 2023 and March 31, 2022, respectively.
(4) Includes limited partners' interests in SFR JV-1, SFR JV-HD and SFR JV-2.

IFRS measures on a consolidated basis

Net income from continuing operations in the first quarter of 2023 was $29.4 million compared to $150.1 million in the first quarter of 2022, and included:

•Revenue from single-family rental properties of $188.5 million compared to $138.8 million in the first quarter of 2022, driven primarily by growth of 16.3% in the single-family rental portfolio to 36,104 homes, an 8.7% year-over-year increase in average effective monthly rent (from $1,625 to $1,767) and a 1.1% increase in total portfolio occupancy to 94.9%.

•Direct operating expenses of $62.1 million compared to $45.5 million in the first quarter of 2022, driven primarily by growth in the rental portfolio, and higher property tax expenses associated with increasing property value assessments, as well as general cost and labor market inflationary pressures.

•Revenue from strategic capital services (previously reported as Revenue from private funds and advisory services) of $15.1 million, compared to $12.4 million in the first quarter of 2022, reflecting higher Johnson development fees and performance fees from legacy for-sale housing projects. This was partially offset by lower asset management fees and property management fees following the sale of Tricon's remaining interest in the U.S. multi-family rental portfolio in the fourth quarter of 2022.

•Fair value gain on rental properties of $11.9 million compared to $299.6 million in the first quarter of 2022, attributable to a moderation in home price appreciation within the single-family rental portfolio given the current climate of higher mortgage rates and rising economic uncertainty.

Non-IFRS Measures on a proportionate basis

Core funds from operations ("Core FFO") for the first quarter of 2023 was $42.2 million compared to $43.0 million in the first quarter of 2022. The change was driven by strong NOI growth in the SFR business that was largely offset by an increase in borrowing costs incurred to support the expansion of the SFR portfolio and a loss of NOI and fee income from the disposition of the U.S. multi-family rental portfolio; the sale of this portfolio in October 2022 generated $319.3 million of gross proceeds used to pay down debt and strengthen Tricon's balance sheet for future growth.

Adjusted funds from operations ("AFFO") for the first quarter of 2023 was $33.0 million compared to $33.7 million in the same period in the prior year. This movement in AFFO was driven by the change in Core FFO discussed above, partially offset by lower recurring capital expenditures following the sale of Tricon's remaining interest in the U.S. multi-family rental portfolio.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

3.    Consolidated financial results

The following section should be read in conjunction with the Company’s condensed interim financial statements and related notes for the three months ended March 31, 2023.

On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in its U.S. multi-family rental portfolio that was held through Tricon US Multi-Family REIT LLC. Accordingly, the Company reclassified its prior-year results as discontinued operations separate from the Company’s continuing operations in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations ("IFRS 5").

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

3.1    Review of income statements

Consolidated statements of income

For the three months ended March 31
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	2023	2022	Variance

Revenue from single-family rental properties	$188,509	$138,788	$49,721
Direct operating expenses	(62,107)	(45,515)	(16,592)
Net operating income from single-family rental properties	126,402	93,273	33,129

Revenue from strategic capital services	15,121	12,411	2,710

Income from equity-accounted investments in multi-family rental properties(1)	148	160	(12)
Loss from equity-accounted investments in Canadian residential developments(2)	(577)	(15)	(562)
Other income(3)	3,759	3,049	710
Income from investments in U.S. residential developments(4)	6,033	4,305	1,728
Compensation expense	(20,374)	(28,252)	7,878
Performance fees recovery (expense)	155	(12,564)	12,719
General and administration expense	(15,249)	(12,875)	(2,374)
Transaction costs	(7,048)	(2,219)	(4,829)
Interest expense	(76,372)	(36,854)	(39,518)
Fair value gain on rental properties	11,894	299,572	(287,678)
Fair value gain (loss) on derivative financial instruments and other liabilities	3,109	(29,362)	32,471
Amortization and depreciation expense	(4,265)	(3,407)	(858)
Realized and unrealized foreign exchange loss	(32)	(61)	29
Net change in fair value of limited partners’ interests in single-family rental business	(10,196)	(92,232)	82,036
	(109,015)	89,245	(198,260)
Income before income taxes from continuing operations	$32,508	$194,929	$(162,421)
Income tax expense from continuing operations	(3,107)	(44,805)	41,698
Net income from continuing operations	$29,401	$150,124	$(120,723)

Basic earnings per share attributable to shareholders of Tricon from continuing operations	0.10	0.54	(0.44)
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	0.08	0.54	(0.46)

Net income from discontinued operations	—	13,333	(13,333)

Basic earnings per share attributable to shareholders of Tricon from discontinued operations	—	0.05	(0.05)
Diluted earnings per share attributable to shareholders of Tricon from discontinued operations	—	0.05	(0.05)

Weighted average shares outstanding - basic	273,818,466	274,064,375	(245,909)
Weighted average shares outstanding - diluted(5)	310,314,809	276,763,567	33,551,242
(1) Includes income from The Selby (Section 4.2.1).
(2) Includes income from The Taylor, Canary Landing (West Don Lands), The Ivy, Symington and Queen & Ontario (Section 4.2.2).
(3) Includes commercial rental income from The Shops of Summerhill (Section 4.2.2) along with other income generated from interest rate cap derivatives, partially offset by the inclusion of a net operating loss from non-core single-family rental homes, which were disposed of during the quarter.
(4) Reflects the net change in the fair values of the underlying investments in the build-to-rent and legacy for-sale housing businesses (Section 4.2.2).
(5) For the three months ended March 31, 2023, the exchangeable preferred units of Tricon PIPE LLC were dilutive (2022 - not dilutive). Refer to Note 20 to the Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Revenue from single-family rental properties

The following table provides further details regarding revenue from single-family rental properties for the three months ended March 31, 2023 and 2022.

For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022	Variance

Rental revenue(1)	$180,159	$130,679	$49,480
Other revenue(1)	8,350	8,109	241
Revenue from single-family rental properties	$188,509	$138,788	$49,721
(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.

Revenue from single-family rental properties for the three months ended March 31, 2023 totaled $188.5 million, an increase of $49.7 million or 35.8% compared to $138.8 million for the same period in the prior year. The increase is attributable to:

•Growth of $49.5 million in rental revenue, driven by portfolio expansion of 16.3% (36,104 rental homes compared to 31,032), and an 8.7% year-over-year increase in average effective monthly rent per home ($1,767 compared to $1,625) attributable to the continued strong demand for single-family rental homes. This strong demand also contributed to a 1.1% increase in occupancy (94.9% compared to 93.8%) notwithstanding the acquisition of 409 vacant homes this quarter.

•An increase of $0.2 million in other revenue driven by portfolio expansion, as well as incremental ancillary revenue from the rollout of the Company's smart-home technology initiative (71% of single-family rental homes were smart-home enabled at March 31, 2023 compared to 57% at March 31, 2022), along with higher resident enrollment in its renters insurance program. These items were partially offset by lower late fees driven by improved collections on regular rental payments as well as decreased resident recoveries (see Section 4.1).

Direct operating expenses

The following table provides further details regarding direct operating expenses of the single-family rental portfolio for the three months ended March 31, 2023 and 2022.

For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022	Variance

Property taxes	$31,527	$21,737	$9,790
Repairs and maintenance	6,906	6,734	172
Turnover	1,848	1,695	153
Property management expenses	12,156	8,619	3,537
Property insurance	2,633	1,729	904
Marketing and leasing	485	586	(101)
Homeowners' association (HOA) costs	3,021	1,831	1,190
Other direct expense(1)	3,531	2,584	947
Direct operating expenses	$62,107	$45,515	$16,592
(1) Other direct expense includes property utilities on vacant homes and other property operating costs associated with ancillary revenue offerings.

Direct operating expenses for the three months ended March 31, 2023 were $62.1 million, an increase of $16.6 million or 36.5% compared to the same period in the prior year. The variance is primarily attributable to:

•An increase of $9.8 million in property taxes driven by 16.3% growth in the size of the portfolio, as well as a higher property tax expense per home arising from significant year-over-year assessed home value appreciation and anticipated tax increases in Tricon's markets.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

•An increase of $3.5 million in property management expenses as a result of additional operations personnel hired to manage a growing rental portfolio and inflationary pressures reflecting a tighter labor market.

•An increase of $1.2 million in homeowners' association (HOA) costs driven by growth in the size of the portfolio, with more homes being situated in HOAs as well as increases in annual HOA dues. A heightened level of rule enforcement by HOAs became more prevalent as COVID-19 pandemic regulations eased, which also increased violation / penalty fees.

•An increase of $0.9 million in other direct expense resulting from the additional costs of supplying access to smart-home technology in more homes and providing renters insurance to more residents (these costs are offset by higher revenue), as well as rising landscaping and contract costs attributable to managing a larger portfolio and general inflationary pressures.

Revenue from strategic capital services (previously reported as Revenue from private funds and advisory services)

The following table provides further details regarding revenue from strategic capital services for the three months ended March 31, 2023 and 2022, net of inter-segment revenues eliminated upon consolidation.

For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022	Variance

Asset management fees	$2,757	$3,127	$(370)
Performance fees	2,562	743	1,819
Development fees	9,519	5,862	3,657
Property management fees	283	2,679	(2,396)
Revenue from strategic capital services	$15,121	$12,411	$2,710

Revenue from strategic capital services for the three months ended March 31, 2023 totaled $15.1 million, an increase of $2.7 million from the same period in the prior year, mainly attributable to:

•An increase of $3.7 million in development fees, including $3.5 million from Johnson communities driven by incentive fees earned on a large commercial land bulk sale, and $0.2 million from a Canadian residential development project, Symington, which commenced development in 2022.

•An increase of $1.8 million in performance fees from the Company's U.S. residential development portfolio. Performance fees are earned by the Company when third-party realized returns exceed set targets within the Investment Vehicles. As such, performance fees are generally episodic in nature and can fluctuate materially on a year-over-year basis.

•A partially offsetting decrease of $2.4 million in property management fees primarily related to the Company's sale of the U.S. multi-family rental portfolio in October 2022.

Income from investments in U.S. residential developments

The following table presents income from investments in U.S. residential developments for the three months ended March 31, 2023 and 2022.

For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022	Variance

Income from investments in U.S. residential developments	$6,033	$4,305	$1,728

Income from investments in U.S. residential developments for the three months ended March 31, 2023 was $6.0 million, a year-over-year increase of $1.7 million reflecting healthy performance as for-sale housing demand remained solid.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Management continues to monitor the macroeconomic factors that are fundamental to the for-sale housing market, including rising mortgage rates, which could impact consumer demand and pricing, development timelines as well as new for-sale housing supply.

Compensation expense

The following table provides further details regarding compensation expense for the three months ended March 31, 2023 and 2022.

For the three months ended March 31
(in thousands of U.S. dollars)		2023	2022	Variance

Salaries and benefits	A	$14,522	$14,024	$498

Cash-based(1)		2,129	6,934	(4,805)
Equity-based		3,748	3,197	551
Annual incentive plan ("AIP")	B	5,877	10,131	(4,254)

Cash-based		(25)	3,833	(3,858)
Equity-based		—	264	(264)
Long-term incentive plan ("LTIP")	C	(25)	4,097	(4,122)

Total compensation expense	A+B+C	$20,374	$28,252	$(7,878)
(1) The cash-based AIP figure for the three months ended March 31, 2022 includes one-time allocations for special awards.

Compensation expense for the three months ended March 31, 2023 was $20.4 million, a decrease of $7.9 million or 27.9% compared to the same period in the prior year. The variance is attributable to:

•A decrease of $4.3 million in AIP expense, primarily driven by a $4.8 million reduction in cash-based awards reflecting special one-time allocations under the AIP in the prior period, as well as reduced planned cash-based award payments for 2023. The AIP accrued expense is typically finalized in the fourth quarter of each year.

•A decrease of $4.1 million in LTIP expense, driven by the accrual of performance fees payable in the prior period related to the U.S. multi-family rental Investment Vehicle which was sold in October 2022.

Performance fees expense

Performance fees expense reflects amounts that are expected to be paid to key management equity participants who have an equity interest in entities that earn performance fee revenue, whereas LTIP participants do not have said equity interests. In aggregate, cash-based LTIP expense and performance fees expense represent no more than 50% of the performance fees earned from each Investment Vehicle and both are paid to participants if and when the performance fees are in fact realized and paid.

The following table presents performance fees expense for the three months ended March 31, 2023 and 2022.

For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022	Variance

Performance fees (recovery) expense	$(155)	$12,564	$(12,719)

Performance fees recovery for the three months ended March 31, 2023 was $0.2 million, compared to performance fees expense of $12.6 million in the same period of the prior year, representing a decrease of $12.7 million. Higher performance fees expense in the prior period was driven by a significant increase in unrealized carried interest in connection with fair value gains of underlying Investment Vehicles. In addition, the U.S. multi-family rental Investment Vehicle was disposed of in the fourth quarter of 2022, resulting in no related performance fee expense being incurred in the current period.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

General and administration expense

The following table presents general and administration expense for the three months ended March 31, 2023 and 2022.

For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022	Variance

General and administration expense	$15,249	$12,875	$2,374

General and administration expense for the three months ended March 31, 2023 was $15.2 million, an increase of $2.4 million compared to the same period in the prior year. The increase was driven by increased travel costs and incremental spending on Tricon's technology-enabled operating platform to support portfolio growth.

Interest expense

The following table provides details regarding interest expense for the three months ended March 31, 2023 and 2022 by borrowing type and nature.

For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022	Variance

Corporate borrowings	$228	$1,165	$(937)
Property-level borrowings	66,786	27,361	39,425
Due to Affiliate	4,245	4,286	(41)
Amortization of deferred financing costs, discounts and lease obligations	5,113	4,042	1,071
Total interest expense	$76,372	$36,854	$39,518

Weighted average interest rate(1)	4.33%	2.62%	1.71%
(1) The weighted average effective interest rates are calculated based on the average debt balances and the average applicable reference rates for the three months ended March 31, 2023.

Interest expense was $76.4 million for the three months ended March 31, 2023, an increase of $39.5 million compared to $36.9 million for the same period last year. The variance is primarily attributable to:

•An increase of $39.4 million in interest expense on property-level borrowings, driven by incremental net debt of $1.4 billion incurred to support the expansion of the single-family rental portfolio and an increase of 1.71% in the weighted average interest rate (in Q1 2023 vs. Q1 2022) resulting from rising benchmark interest rates. A continued increase in the Company's weighted average interest rate is anticipated in the coming quarters as benchmark interest rates remain high and new financings are expected to be obtained at higher prevailing interest rates.

•An offsetting decrease of $0.9 million in interest expense on corporate borrowings, primarily resulting from a lower corporate credit facility balance in the current period.

Fair value gain on rental properties

The following table presents the fair value gain on rental properties held by the Company for the three months ended March 31, 2023 and 2022.

For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022	Variance

Fair value gain on rental properties	$11,894	$299,572	$(287,678)

Fair value gain on single-family rental properties was $11.9 million for the three months ended March 31, 2023, compared to $299.6 million for the same period last year. The fair value of single-family rental homes is determined

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

based on comparable sales, primarily by using the adjusted Home Price Index (“HPI”) methodology and periodically Broker Price Opinions (“BPOs”), where applicable. Refer to Note 4 in the condensed interim consolidated financial statements for further details.

Home values in the U.S. Sun Belt markets have increased over the past several years driven by a number of factors, including strong population and job growth, an acceleration of migration trends driven by the pandemic, historically low mortgage rates, and an overall shortage of new housing supply. However, higher mortgage rates and rising economic uncertainty beginning in 2022 have led to a deceleration in home price growth and in some cases, a decline in certain markets over the course of 2022. While home prices in Tricon's markets were relatively flat from December 2022 through February 2023, prices started to improve subsequently. Adjusted HPI growth in the quarter was 0.1% (0.4% annualized), net of capital expenditures, compared to 4.5% (18.0% annualized) in the same period in the prior year, driving lower fair value gains. Management cautiously anticipates that home prices will stabilize in the near future.

Fair value gain (loss) on derivative financial instruments and other liabilities

The following table presents the fair value gain (loss) on derivative financial instruments and other liabilities for the three months ended March 31, 2023 and 2022.

For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022	Variance

Fair value gain (loss) on derivative financial instruments and other liabilities	$3,109	$(29,362)	$32,471

For the three months ended March 31, 2023, the fair value adjustment on derivative financial instruments and other liabilities changed by $32.5 million to a gain of $3.1 million compared to a loss of $29.4 million in the same period in the prior year. The fair value gain on derivative financial instruments in the first quarter was primarily driven by a $7.4 million gain on the exchange and redemption options associated with the preferred units issued by Tricon PIPE LLC. A decrease in implied volatility served to reduce the option valuation, thus creating a positive change since December 31, 2022. This fair value gain from options was partially offset by a decrease in value on the Company's interest rate caps of $4.3 million (2022 - gain of $2.0 million).

Net change in fair value of limited partners’ interests in single-family rental business

Limited partner ownership interests in the Company's single-family rental joint ventures, "SFR JV-1", "SFR JV-HD" and "SFR JV-2", are in the form of non-controlling limited partnership interests which are classified as liabilities under the provisions of IFRS. The following table presents the net change in fair value of limited partners' interests in the single-family rental business for the three months ended March 31, 2023 and 2022.

For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022	Variance

Net change in fair value of limited partners’ interests in single-family rental business	$(10,196)	$(92,232)	$82,036

For the three months ended March 31, 2023, the change in fair value of limited partners' interests in the single-family rental business was $10.2 million compared to $92.2 million for the same period in the prior year, representing a decrease of $82.0 million. This decrease primarily reflects a $72.7 million decrease in the fair value gain attributed to the limited partners' interests in SFR JV-1 and SFR JV-2 during the period and a $31.3 million increase in interest and other expenses, partially offset by a $21.9 million increase in NOI.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Income tax expense from continuing operations

The following table provides details regarding income tax expense from continuing operations for the three months ended March 31, 2023 and 2022.

For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022	Variance

Income tax expense - current	$(1,118)	$(462)	$(656)
Income tax expense - deferred(1)	(1,989)	(44,343)	42,354
Income tax expense from continuing operations	$(3,107)	$(44,805)	$41,698
(1) Deferred income tax expense for the three months ended March 31, 2022 has been adjusted to conform with the current period presentation as a result of the reclassification of current- and prior-year results of the U.S. multi-family rental investment as discontinued operations separate from the Company's continued operations in accordance with IFRS 5.

For the three months ended March 31, 2023, income tax expense from continuing operations was $3.1 million, compared to $44.8 million of income tax expense in the same period in the prior year. This variance was primarily driven by significantly higher fair value gains recognized on single-family rental properties in the comparative period, which led to a much higher deferred income tax expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

3.2    Review of selected balance sheet items

As at (in thousands of U.S. dollars)	March 31, 2023	December 31, 2022

Assets
Non-current assets
Rental properties	$11,581,257	$11,445,659
Equity-accounted investments in multi-family rental properties	20,914	20,769
Equity-accounted investments in Canadian residential developments	106,694	106,538
Canadian development properties	140,512	136,413
Investments in U.S. residential developments	139,752	138,369
Restricted cash	130,073	117,300
Goodwill	29,726	29,726
Deferred income tax assets	72,794	75,062
Intangible assets	6,548	7,093
Other assets	95,755	96,852
Derivative financial instruments	7,063	10,358
Total non-current assets	12,331,088	12,184,139

Current assets
Cash	142,384	204,303
Amounts receivable	22,619	24,984
Prepaid expenses and deposits	44,083	37,520
Total current assets	209,086	266,807
Total assets	$12,540,174	$12,450,946

Liabilities
Non-current liabilities
Long-term debt	$4,748,924	$4,971,049
Due to Affiliate	258,179	256,824
Derivative financial instruments	43,786	51,158
Deferred income tax liabilities	591,950	591,713
Limited partners' interests in single-family rental business	1,817,848	1,696,872
Long-term incentive plan	24,017	25,244
Performance fees liability	39,748	39,893
Other liabilities	29,562	30,035
Total non-current liabilities	7,554,014	7,662,788

Current liabilities
Amounts payable and accrued liabilities	126,694	138,273
Resident security deposits	79,129	79,864
Dividends payable	15,811	15,861
Current portion of long-term debt	965,009	757,135
Total current liabilities	1,186,643	991,133
Total liabilities	8,740,657	8,653,921

Equity
Share capital	2,118,940	2,124,618
Contributed surplus	22,222	21,354
Cumulative translation adjustment	6,947	6,209
Retained earnings	1,647,579	1,638,068
Total shareholders' equity	3,795,688	3,790,249
Non-controlling interest	3,829	6,776
Total equity	3,799,517	3,797,025
Total liabilities and equity	$12,540,174	$12,450,946

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Rental properties

The table below presents the changes in the fair value of rental properties by business segment for the three months ended March 31, 2023 and the year ended December 31, 2022.

(in thousands of U.S. dollars)	March 31, 2023	December 31, 2022

Opening balance	$11,445,659	$7,978,396
Acquisitions	120,064	2,362,185
Capital expenditures	46,541	326,460
Fair value adjustments	11,894	858,987
Dispositions	(42,901)	(80,369)
Balance, end of period	$11,581,257	$11,445,659

Rental properties increased by $0.2 billion to $11.6 billion as at March 31, 2023, from $11.4 billion as at December 31, 2022. The increase was driven by:

•Acquisition of 409 single-family rental homes for $120.1 million, partially offset by the disposition of 157 properties with an aggregate carrying value of $42.9 million.

•Capital expenditures of $46.5 million, of which $19.8 million was attributable to the initial renovation of recently acquired single-family homes, and the remainder to the maintenance and improvement of homes across the existing single-family rental portfolio.

•Fair value gain of $11.9 million on the single-family rental portfolio, reflecting very minor home price appreciation in the first quarter. While home prices in Tricon's markets were relatively flat from December 2022 through February 2023, prices started to improve subsequently. Management cautiously anticipates that home prices will stabilize in the near future.

Canadian development properties

The table below presents the change in Canadian development properties, which are comprised of The James (Scrivener Square) and The Shops of Summerhill, for the three months ended March 31, 2023 and the year ended December 31, 2022.

(in thousands of U.S. dollars)	March 31, 2023	December 31, 2022

Opening balance	$136,413	$133,250
Development expenditures	3,990	12,686
Fair value adjustments	—	(440)
Translation adjustment	109	(9,083)
Balance, end of period	$140,512	$136,413

Canadian development properties increased by $4.1 million to $140.5 million as at March 31, 2023 compared to $136.4 million as at December 31, 2022. The increase was primarily driven by $4.0 million of development expenditures attributable to the ongoing construction of The James.

Investments in U.S. residential developments

The table below presents the change in investments in U.S. residential developments for the three months ended March 31, 2023 and the year ended December 31, 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

(in thousands of U.S. dollars)	March 31, 2023	December 31, 2022

Opening balance	$138,369	$143,153
Advances	1,503	15,655
Distributions	(6,153)	(37,336)
Income from investments in U.S. residential developments	6,033	16,897
Balance, end of period	$139,752	$138,369

Investments in U.S. residential developments increased by $1.4 million to $139.8 million as at March 31, 2023 compared to $138.4 million as at December 31, 2022. The increase was driven by distributions of $6.2 million from maturing assets within the legacy for-sale housing portfolio, partially offset by advances of $1.5 million to the Company's build-to-rent Investment Vehicles as communities within these vehicles continue through their early stages of development. The portfolio also generated $6.0 million of investment income from legacy for-sale housing investments driven by continuing solid housing demand fundamentals.

Equity-accounted investments in Canadian residential developments

The table below presents the change in equity-accounted investments in Canadian residential developments for the three months ended March 31, 2023 and the year ended December 31, 2022.

(in thousands of U.S. dollars)	March 31, 2023	December 31, 2022

Opening balance	$106,538	$98,675
Advances	652	13,360
Distributions	—	(10,212)
(Loss) income from equity-accounted investments in Canadian residential developments	(577)	11,198
Translation adjustment	81	(6,483)
Balance, end of period	$106,694	$106,538
Equity-accounted investments in Canadian residential developments increased by $0.2 million to $106.7 million as at March 31, 2023 compared to $106.5 million as at December 31, 2022. The increase was primarily attributable to advances of $0.7 million to finance development activities across the portfolio, partially offset by a loss of $0.6 million driven by pre-stabilized rental operations at The Taylor.

Debt

The following table summarizes the consolidated net debt position of the Company.

As at (in thousands of U.S. dollars)	March 31, 2023	December 31, 2022	Variance

Single-family rental properties borrowings	$5,689,889	$5,744,425	$(54,536)
Canadian development properties borrowings	22,237	21,095	1,142
Corporate borrowings	50,605	12,717	37,888
	$5,762,731	$5,778,237	$(15,506)
Transaction costs (net of amortization)	(48,149)	(49,404)	1,255
Debt discount (net of amortization)	(649)	(649)	—
Total debt per balance sheet(1)	$5,713,933	$5,728,184	$(14,251)
Cash and restricted cash	(272,457)	(321,603)	49,146
Net debt(2)	$5,441,476	$5,406,581	$34,895
(1) Excludes Due to Affiliate.
(2) Non-IFRS measure; see “Non-IFRS measures” on page 1 and Section 6.

Net debt as at March 31, 2023 remains consistent with net debt as at December 31, 2022 at $5.4 billion. Notable variances during the period include:

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

•A decrease of $54.5 million in single-family rental properties borrowings driven by reduced incurrence of new debt as the Company slowed the pace of single-family rental home acquisitions in the first quarter.

•A decrease in cash and restricted cash of $49.1 million and an increase in corporate borrowings of $37.9 million, which was primarily attributable to debt repayment of $44.0 million to achieve lower leverage on some vehicles and property tax payments of $45.0 million in the first quarter.

The weighted average interest rate applicable to debt owed by the Company as at March 31, 2023 was 4.33%. The following table summarizes the debt structure and leverage position as at March 31, 2023:

(in thousands of U.S. dollars)
Debt structure	Balance	% of total	Weighted average interest rate(1)	Weighted average time to maturity (years)
Fixed	$4,029,057	69.9%	3.48%	3.58
Floating	1,733,674	30.1%	5.95%	2.21
Total/Weighted average	$5,762,731	100.0%	4.33%	3.17
(1) The weighted average effective interest rates as shown in the table above were based on average debt balances for the year ended March 31, 2023. The weighted average effective interest rates based on consolidated outstanding debt balances as at March 31, 2023 were 3.62% and 6.11% for fixed-rate debt and floating-rate debt, respectively.

On March 10, 2023, SFR JV-HD entered into two new term loan facilities, each with a commitment of $150.0 million, a term to maturity of five years and a fixed interest rate of 5.96%. The loan proceeds were primarily used to pay down existing short-term SFR JV-HD debt and to fund the acquisition of rental homes.

As at March 31, 2023, Tricon's near-term debt maturities included two subscription facilities of $410.0 million ($345.0 million for JV-2 and $65.0 million for JV-HD) and a term loan of $215.7 million pertaining to the wholly-owned single-family rental portfolio. The Company has exercised its available option and is in the process of extending the maturity date of the term loan of $215.7 million by one year to October 2024. In addition, Tricon intends to refinance the existing subscription facility of $345.0 million with long-term fixed-rate debt and is actively working with lenders. Lastly, the Company plans to repay the $65.0 million subscription facility for JV-HD (of which Tricon's share is $21.9 million) with outstanding unfunded equity commitments. Management is confident in its ability to refinance its near-term debt.

Tricon's debt maturities as at March 31, 2023 are presented below, assuming the exercise of all extension options.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

DEBT MATURITY ANALYSIS*
2,000
1,500
1,000
500
0
(in millions of U.S. dollars)
626
351
1,417
1,574
952
842
2023
2024
2025
2026
2027
2028
Single-family rental borrowings
Canadian development properties borrowings
Corporate borrowings

* Reflects the maturity dates after all extensions have been exercised. The Company is currently in active discussions with lenders to exercise extension options on all near-term maturing loans.

3.3    Subsequent events

Quarterly dividend

On May 9, 2023, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after July 15, 2023 to shareholders of record on June 30, 2023.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

4.    Operating results of businesses

Management believes that information concerning the underlying activities within each of the Company’s operating businesses is useful for investors in understanding the Company’s overall performance, and this section presents key operating highlights for the quarter and for the year on a business-by-business basis. Management monitors the underlying activities within those businesses using non-IFRS measures and Key Performance Indicators ("KPIs"). A list of these measures and KPIs, together with a description of the information each measure reflects and the reasons why management believes the measure to be useful or relevant in evaluating the underlying performance of the Company’s businesses, is set out in Section 6. The supplemental measures presented herein are not recognized under IFRS and should not be construed as alternatives to net income determined in accordance with IFRS as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

The financial results and performance metrics in Section 4 and where indicated throughout this document reflect Tricon’s proportionate results, unless otherwise stated, as described in Section 6. Refer to “Non-IFRS measures” on page 1 and to Appendix A for IFRS reconciliations of financial information. The number of rental homes, properties or units quoted in Section 4 are presented in aggregate.

4.1    Single-Family Rental

Business update

The Company's single-family rental business continued to benefit from favorable demographic shifts driven by new household formation as well as population, job and wage growth in U.S. Sun Belt markets. Meanwhile, an imbalance continues to persist between the demand for affordable single-family homes, both for homebuyers and renters, and the supply of new construction. This imbalance, coupled with inflationary cost pressures and higher mortgage rates, has made homeownership less attainable and increased demand for rental homes. Tricon’s relatively affordable single-family rental homes provide a much-needed alternative for those seeking the benefits of a home without the added cost of ownership.

These dynamics contributed to the Company's continued strong operating performance, including low same home resident turnover of 16.8%, same home occupancy of 97.3% and same home blended rent growth of 7.2% during the quarter (comprised of 10.3% growth on new move-ins as well as 6.5% growth on renewals). The demand for Tricon's rental homes (as measured by leads per available home) remains above pre-pandemic levels and is comparable to the prior year; however, the rent growth on new move-ins has normalized towards pre-pandemic levels as a result of seasonal factors (which were muted during the pandemic) and an increased supply of rental homes in Tricon’s markets. We believe this is partly attributable to higher mortgage rates that have led mom-and-pop investors or "flippers" to convert would-be for-sale homes into rentals, although this elevated supply appears to be stabilizing in recent months. The Company continues to balance market rent growth appreciation and its embedded portfolio loss-to-lease with its continued efforts to self-govern and moderate rent growth for existing residents as a key component of its Single-Family Resident Bill of Rights and ESG strategy.

Acquisitions update

The Company acquired 409 homes during the quarter at an average cost of $318,000 per home, including closing costs and up-front renovations, for a total acquisition cost of $130 million (of which Tricon's proportionate share was approximately $40 million). The average acquisition cost per home of $318,000 decreased by 3.9% sequentially from $331,000 in Q4 2022, and 8.4% year-over-year from $347,000 in Q1 2022, as home prices have moderated amidst rising mortgage rates and increased economic uncertainty. Tricon has become more selective in its acquisitions in search of higher yields, and is focused on buying homes at a blended cap rate at or above the cost of long-term financing. As such, Tricon has reduced its pace of acquisitions compared to last year and plans to acquire approximately 800 homes in the second quarter of 2023, with the expectation of seasonally stronger listings volume in the late spring and summer months (see "Forward-looking statements" on page 1). During the quarter, Tricon also disposed of 157 homes as part of its normal-course disposition program for non-core homes. The homes were typically sold via the retail home-sale channel, at an average price of $301,000 per home, in line with their IFRS fair value.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

OPERATING RESULTS – PROPORTIONATE TOTAL PORTFOLIO

For the three months ended March 31
(in U.S. dollars)	2023	2022	Variance

Operating metrics(1)
Tricon wholly-owned rental homes	14,529	15,127	(598)
SFR JV homes	21,575	15,905	5,670
Rental homes	36,104	31,032	5,072

Occupancy	94.9%	93.8%	1.1%
Average monthly rent	$1,767	$1,625	$142
(1) The operating metrics reflect Tricon's proportionate share of the total portfolio, other than the number of rental homes which is presented in aggregate. The occupancy and average monthly rent are KPIs and are defined in Section 6.

For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022	Variance	% Variance

Rental revenue(1)	$105,773	$89,604	$16,169	18.0%
Other revenue(1)	5,097	4,955	142	2.9%
Total revenue from rental properties	110,870	94,559	16,311	17.2%

Property taxes	18,367	14,946	3,421	22.9%
Repairs and maintenance	4,766	5,181	(415)	(8.0%)
Turnover	961	1,061	(100)	(9.4%)
Property management expenses	6,916	5,829	1,087	18.6%
Property insurance	1,484	1,288	196	15.2%
Marketing and leasing	269	265	4	1.5%
Homeowners' association (HOA) costs	1,678	1,197	481	40.2%
Other direct expenses	1,827	1,501	326	21.7%
Total direct operating expenses	36,268	31,268	5,000	16.0%

Net operating income (NOI)(2)	$74,602	$63,291	$11,311	17.9%
Net operating income (NOI) margin(2)	67.3%	66.9%
(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.
(2) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

Total portfolio NOI increased by $11.3 million or 17.9% to $74.6 million in the first quarter of 2023 compared to $63.3 million in the first quarter of 2022, as revenue expansion outpaced expense growth.

Rental revenue increased by $16.2 million or 18.0% during the quarter, driven primarily by an 8.7% increase in the average monthly rent ($1,767 in Q1 2023 vs. $1,625 in Q1 2022), a 1.1% increase in occupancy (94.9% in Q1 2023 vs. 93.8% in Q1 2022) and 5.6% portfolio growth (Tricon’s proportionate share of rental homes was 21,380 in Q1 2023 compared to 20,253 in Q1 2022).

Direct operating expenses increased by $5.0 million or 16.0% during the quarter, reflecting incremental costs incurred on a larger portfolio of homes, higher property taxes attributable to home price appreciation, increased property management costs reflecting the portfolio expansion and a tighter labor market, and larger homeowners' association (HOA) costs reflecting higher dues and heightened enforcement of HOA rules. These increases were partially offset by a decrease in both repairs and maintenance expense as well as turnover expense as a result of the Company's focus on cost containment.

OPERATING RESULTS – PROPORTIONATE SAME HOME PORTFOLIO

The same home portfolio includes homes that have been stabilized since September 30, 2021 as per the NAREIT guidelines (see Section 6).

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

For the same home portfolio, blended rent growth for the quarter was 7.2% (including 10.3% on new leases and 6.5% on renewals), accompanied by a 0.6% decrease in occupancy to 97.3% from 97.9% recorded in the same period in 2022. While management expects rent growth to decelerate over time, the continued supply-demand imbalance, along with embedded portfolio loss-to-lease (estimated by management to be approximately 15% of market rents), is expected to drive healthy rent growth for the next few quarters (see “Forward-looking statements” on page 1). The Company's continued focus on resident retention has resulted in maintaining low annualized turnover of 16.8% compared to 15.9% in the same period of the prior year. These KPIs are defined in Section 6.

For the three months ended March 31
(in U.S. dollars)	2023	2022	Variance

Operating metrics - same home(1)
Tricon wholly-owned rental homes	13,011	13,011	—
SFR JV homes	9,042	9,042	—
Rental homes	22,053	22,053	—

Occupancy	97.3%	97.9%	(0.6%)
Annualized turnover rate	16.8%	15.9%	0.9%

Average monthly rent	$1,706	$1,589	$117

Average rent growth - renewal	6.5%	6.2%	0.3%
Average rent growth - new move-in	10.3%	17.4%	(7.1%)
Average rent growth - blended	7.2%	8.5%	(1.3%)
(1) The operating metrics reflect Tricon's proportionate share of the same home portfolio, other than the total number of homes comprising the same home portfolio which is presented in aggregate.

For the three months ended March 31
(in thousands of U.S. dollars)	2023	% of revenue	2022	% of revenue	Variance	% Variance

Rental revenue(1)	$78,315		$74,057		$4,258	5.7%
Other revenue(1)	3,125		3,594		(469)	(13.0%)
Total revenue from rental properties	$81,440	100.0%	$77,651	100.0%	$3,789	4.9%

Property taxes	13,211	16.2%	12,015	15.5%	1,196	10.0%
Repairs and maintenance	3,232	4.0%	4,067	5.2%	(835)	(20.5%)
Turnover	666	0.8%	986	1.3%	(320)	(32.5%)
Property management expenses	4,361	5.4%	4,336	5.6%	25	0.6%
Property insurance	1,000	1.2%	905	1.2%	95	10.5%
Marketing and leasing	124	0.2%	107	0.1%	17	15.9%
Homeowners' association (HOA) costs	1,120	1.4%	978	1.3%	142	14.5%
Other direct expenses	1,141	1.4%	985	1.3%	156	15.8%
Total direct operating expenses	24,855		24,379		476	2.0%

Net operating income (NOI)(2)	$56,585		$53,272		$3,313	6.2%
Net operating income (NOI) margin(2)	69.5%		68.6%
(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.
(2) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

Total revenue for the same home portfolio increased by $3.8 million or 4.9% to $81.4 million in the first quarter of 2023 compared to $77.7 million for the same period in the prior year. This favorable change was primarily attributable to the following:

•Rental revenue – Rental revenue was $78.3 million compared to $74.1 million in the comparative period, representing an increase of 5.7%. This favorable variance was primarily attributable to an increase of 7.4% in the average monthly rent per occupied home ($1,706 in Q1 2023 compared to $1,589 in Q1 2022), partially offset by a 0.6% decrease in occupancy from 97.9% to 97.3%. In addition, rental revenue in the comparative period benefited from residents receiving significant government rent assistance payments,

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

which reduced bad debt expense in the period to 0.5% compared to 1.2% in the current period. Bad debt expense increased to a peak of 1.8% during 2022, but has since decreased through the Company's diligent collection efforts and continuing pursuit of available rental assistance programs.

•Other revenue – Other revenue was $3.1 million compared to $3.6 million in the first quarter of 2022, a decrease of 13.0%. This decrease was attributable to lower late fees driven by improved collections on regular rental payments. The ancillary fee income was further reduced by a heightened provision on resident recoveries to reflect the actual collections rather than billed amounts. This overall decrease in other fee income was partially offset by higher fees earned from smart-home offerings, intended to enhance the resident experience, including keyless access, smart thermostats, and a suite of in-home sensors (approximately 58% of same home properties or 12,792 homes were smart-home enabled in the current quarter compared to 48% or 10,570 homes in the same period in the prior year).

Same home operating expenses increased by $0.5 million or 2.0% to $24.9 million in the first quarter of 2023 from $24.4 million during the same period in 2022. The variance is largely attributable to the following:

•Property taxes – Property taxes were $13.2 million compared to $12.0 million in the prior-year period, an increase of 10.0%, reflecting significant year-over-year home price appreciation as well as lower property taxes being accrued in the comparative period. The current period's tax accrual was based on 2022 assessments, calibrated for anticipated changes in property assessed values, as well as expected millage rates. Tricon continues to work with a property tax consultant to monitor tax assessments and appeal them where appropriate.

•Repairs and maintenance – Repairs and maintenance expense was $3.2 million compared to $4.1 million in the comparative period, a decrease of 20.5%. This favorable change was attributable to the Company's focus on cost management, which was evidenced by refining and managing work scopes as well as undertaking a higher number of work orders in-house, both of which led to the overall decrease in expense. In addition, the Company benefited in the current period from higher refunds through its vendor rebate program, which contributed to a net reduction in repairs and maintenance expense.

•Turnover – Turnover expense was $0.7 million compared to $1.0 million in the comparative period, a decrease of 32.5%. This favorable variance was attributable to increased capital improvement activities on turned homes which resulted in lower expensed turn cost. Post-pandemic turned homes showed greater wear-and-tear given the longer resident tenure and more time spent in homes, which increased the scope of work on turns, resulting in more cost capitalization on turn projects. The Company's continued focus on cost containment to offset inflationary cost pressures on labor, materials and external vendor spend has also contributed to an overall decrease in turn expense.

•Homeowners' association ("HOA") costs – Homeowners' association costs were $1.1 million compared to $1.0 million in the comparative period, an increase of 14.5%. The rise in HOA expense was driven by increases in annual HOA dues and a heightened level of rule enforcement by HOAs as the COVID-19 pandemic regulations eased, which also increased violation / penalty fees. This trend is expected to continue in the coming quarters.

•Other direct expenses – Other direct expenses were $1.1 million compared to $1.0 million in the comparative period, an increase of 15.8%. This is primarily driven by the additional costs of providing smart-home technology to more residents as discussed above, as well as increased utility costs from higher rates and vacancy compared to the comparative period.

Same home NOI increased by 6.2% to $56.6 million in the first quarter of 2023 compared to $53.3 million in the first quarter of 2022 as revenue growth outpaced expense growth. Concurrently, same home NOI margin increased to 69.5% in the first quarter of 2023 compared to 68.6% in the same period in the prior year.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

4.2    Adjacent residential businesses

4.2.1    Multi-Family Rental

Tricon's multi-family rental business segment includes one Class A high-rise property in downtown Toronto known as The Selby. There are nine other properties in downtown Toronto that are currently under development or lease-up and are discussed in Section 4.2.2).

The Selby

Strong rental market conditions persisted in downtown Toronto in the first quarter of 2023 buoyed by supportive demand fundamentals. Occupancy at The Selby remained stable at 97.4%, while annualized turnover dropped to 22.4% from 23.2% in the same period in the prior year. Blended rent growth moderated to 6.6% during the quarter, in part driven by a reduction in the number of leases being renewed that had low pandemic-era rents or lease incentives in place. Overall leasing activity remains steady and new-lease rent growth remains robust.

The Selby generated net operating income for the quarter of C$0.4 million, an increase of 10.7% compared to the same period in the prior year.

For the three months ended March 31
(in Canadian dollars)	2023	2022	Variance

Number of properties	1	1	—
Number of units	500	500	—

Occupancy	97.4%	97.9%	(0.5%)
Annualized turnover rate	22.4%	23.2%	(0.8%)

Average monthly rent	$2,717	$2,439	$278

Average rent growth - renewal	5.5%	11.4%	(5.9%)
Average rent growth - new move-in	9.8%	7.4%	2.4%
Average rent growth - blended	6.6%	9.4%	(2.8%)

For the three months ended March 31
(in thousands of Canadian dollars, unless otherwise indicated)	2023		2022		Variance		Variance %

Total revenue from rental properties		$635		$586		$49	8.4%
Total direct operating expenses	233		223		10		4.5%

Net operating income (NOI)(1),(2)		$402		$363		$39	10.7%
Net operating income (NOI) margin(2)	63.3%		61.9%
Net operating income (NOI)(1),(2)	US$	297	US$	287	US$	10	3.5%
(1) All dollar amounts in this table represent Tricon's 15% share of the operating results.
(2) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

4.2.2    Residential Development

Tricon's residential development business segment currently includes (i) new Class A multi-family rental apartments in Canada that are in the development and construction stages and one income-producing property that is not yet stabilized, (ii) build-to-rent, dedicated single-family rental communities in the United States with the intention to operate as part of the single-family rental portfolio upon stabilization, and (iii) legacy investments in for-sale housing development projects predominantly in the United States.

As at (in thousands of U.S. dollars)	March 31, 2023	December 31, 2022

Canadian residential developments	$220,936	$221,250
U.S. residential developments	139,752	138,369

Net investments in residential developments	$360,688	$359,619

Net investments in residential developments as a % of total real estate assets	3%	3%

Canadian residential developments

The Company is one of the most active rental developers in downtown Toronto with eight projects totaling 4,280 units in pre-construction or under construction and one income-producing property (The Taylor) that is not yet stabilized as at March 31, 2023. The Taylor's attractive location, bold design and amenity-rich offerings have been well received by prospective renters, resulting in occupancy rates tracking ahead of budget. To date, The Taylor reported 182 leases signed and achieved 64% lease-up, with average monthly rents of C$4.55 per square foot. Once lease-up stabilization occurs, The Taylor will transition from the residential development business segment to Tricon’s multi-family rental business segment.

The Company's portfolio also includes an existing commercial property, The Shops of Summerhill, adjacent to The James development project.

As at March 31, 2023, the carrying value of Tricon's net assets in its Canadian multi-family development portfolio was $220.9 million. The following table summarizes the net assets by stage of development.

	March 31, 2023				December 31, 2022
(in thousands of U.S. dollars)	Tricon's share of property value	Tricon's share of debt and lease obligations(1)	Tricon's share of net working capital and other items	Tricon's net assets (2)	Tricon's share of property value	Tricon's share of debt and lease obligations(1)	Tricon's share of net working capital and other items	Tricon's net assets (2)

Projects in pre-construction(3)	$14,681	$(11,633)	$167	$3,215	$14,361	$(11,432)	$185	$3,114
Projects under construction(3)	324,098	(140,269)	(13,671)	170,158	305,443	(125,843)	(9,714)	169,886
Project in lease-up(4)	57,447	(29,563)	(1,750)	26,134	56,687	(28,910)	(1,145)	26,632
Stabilized commercial property(5)	35,625	(15,935)	1,739	21,429	35,586	(15,972)	2,004	21,618
Total	$431,851	$(197,400)	$(13,515)	$220,936	$412,077	$(182,157)	$(8,670)	$221,250

Equity-accounted investments in Canadian residential developments	$291,339	$(175,245)	$(9,400)	$106,694	$275,664	$(161,153)	$(7,973)	$106,538
Canadian development properties, net of debt	140,512	(22,155)	(4,115)	114,242	136,413	(21,004)	(697)	114,712
Total	$431,851	$(197,400)	$(13,515)	$220,936	$412,077	$(182,157)	$(8,670)	$221,250
(1) Tricon's share of debt and lease obligations of $197,400 (December 31, 2022 - $182,157) consists of $163,339 of land and construction loans (net of deferred financing fees) and $34,061 of lease obligations under ground leases (December 31, 2022 - $148,694 and $33,463, respectively).
(2) Represents Tricon's share of development properties and other working capital items, net of debt and lease obligations.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

(3) The Company started construction on the Symington project in Q1 2023. Comparative figures have been reclassified to show the current status of the project as under construction.
(4) Includes The Taylor, which began generating rental income during Q4 2022 and has not yet stabilized.
(5) Represents The Shops of Summerhill, an adjacent commercial property to The James development project.

Projected units and timelines are estimated based on current project plans which are subject to change. Refer to page 1, "Forward-looking statements". Although the portfolio experienced pressures on construction timelines and costs associated with the current inflationary environment, the Company leveraged its strong trade relationships to minimize construction delays and reduce the impact of cost increases.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Investments in U.S. residential developments

The Company’s U.S. residential developments include the development of dedicated single-family communities, and legacy investments in for-sale housing, including land development and homebuilding projects.

Tricon develops single-family rental communities through its two joint venture partnerships with the Arizona State Retirement System which have a total equity commitment of $950 million. The total portfolio comprising both joint venture partnerships currently consists of 2,227 build-to-rent units under development across twelve communities in Texas, California and Nevada. These investments in single-family rental communities represent $20.9 million of Tricon’s $139.8 million total U.S. residential development investments at fair value.

The Company’s legacy for-sale housing investments are structured as self-liquidating investments with cash flows generated as land, lots or homes are sold to third-party buyers (typically large homebuilders or commercial developers in the case of land and end consumers for homebuilding). These investments represent $118.9 million of Tricon’s $139.8 million total U.S. residential development investments at fair value.

In aggregate, the Company's U.S. residential development investments represent 1.1% of the Company's total assets and are expected to generate approximately $259.5 million of net cash flow to Tricon, with the majority anticipated over the next five years (see “Non-IFRS measures and forward-looking statements” on page 1).

During the first quarter of 2023, these assets generated $8.7 million of distributions to Tricon, including $2.6 million of performance fees.

(in thousands of U.S. dollars)	Advances to date	Distributions to date(1)	Tricon's fair value of investment	Projected distributions net of advances remaining(2)

Investments in U.S. residential developments	$543,930	$551,220	$139,752	$259,521
(1) Distributions include repayments of preferred return and capital.
(2) Projected distributions are based on current project plans which are subject to change. Refer to page 1, "Forward-looking statements".

The scheduled time frame for Tricon to receive the projected net distributions remaining, which is based on current project plans and subject to change (refer to page 1, "Forward-looking statements"), is as follows:

(in thousands of U.S. dollars)	1 to 2 years	3 to 5 years	More than 5 years	Total

Projected distributions net of advances remaining	$37,241	$142,046	$80,234	$259,521

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

4.3    Strategic Capital

Through its Strategic Capital business, Tricon earns fees from managing third-party capital co-invested in its real estate assets. Activities of this business include providing asset management, property management and development management services. The Company intends to continue raising and managing third-party capital to generate scale and drive operational synergies, diversify its investor base, capitalize on opportunities that would otherwise be too large for the Company, reduce its balance sheet exposure to development activities, and enhance Tricon’s return on equity by earning asset management and other fees.
Performance overview

The following table provides details of revenue from Strategic Capital services for the three months ended March 31, 2023 and 2022, including inter-segment revenues eliminated upon consolidation.

For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022	Variance

Asset management fees(1)	$2,757	$3,127	$(370)
Performance fees(2)	2,562	743	1,819
Development fees(3)	9,519	5,862	3,657
Property management fees(4)	283	2,679	(2,396)
Revenue from strategic capital services	15,121	12,411	2,710

Asset management fees(5)	1,855	2,487	(632)
Property management fees (6)	3,505	4,955	(1,450)
Fees eliminated upon consolidation	5,360	7,442	(2,082)

Total FFO(7) impact from fees	$20,481	$19,853	$628
(1) Ranges typically from 0.5-2% of committed or invested capital throughout the lives of the Investment Vehicles under management.
(2) Calculated as approximately 20% (in most cases) of net cash flow after investors’ capital has been returned, together with a pre-tax preferred return on capital of, typically, between 8% and 10%.
(3) Calculated as 2-5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, and 4-5% of overall development costs of Canadian multi-family rental apartments.
(4) Includes 4-7.75% of rental revenue from multi-family rental properties, build-to-rent single-family homes and other ancillary fees.
(5) Asset management fees earned from the limited partners of the single-family rental joint ventures are eliminated upon the consolidation of these Investment Vehicles; however, such fees are accounted for within Tricon's proportionate Core FFO.
(6) Property management fees (including acquisition fees calculated at 1% of pre-renovation costs and leasing fees) earned from the limited partners of the single-family rental joint ventures are eliminated upon the consolidation of these Investment Vehicles. Such fees are accounted for within Tricon's proportionate Core FFO. The details of property management fees are as follows:

For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022	Variance

Leasing fees	$2,770	$1,944	$826
Acquisition fees	$735	$3,011	$(2,276)
Property management fees	$3,505	$4,955	$(1,450)
(7) Non-IFRS measure; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

The following table provides details of the total FFO impact from Strategic Capital services:

For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022	Variance

Asset management fees	$4,612	$5,614	$(1,002)
Performance fees	2,562	743	1,819
Development fees	9,519	5,862	3,657
Property management fees	3,788	7,634	(3,846)
Total FFO impact from fees	$20,481	$19,853	$628

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Asset management fees

Tricon earns asset management fee revenue on $2.1 billion of fee-bearing capital across its business segments. Asset management fee revenues for this quarter were $4.6 million compared to $5.6 million in the first quarter of 2022. The decrease was primarily driven by the sale of the U.S. multi-family rental portfolio which was completed on October 18, 2022. Accordingly, in the first quarter there were no asset management fees from the U.S. multi-family rental portfolio as opposed to $0.5 million in the same period in the prior year.

Performance fees

Performance fee revenues for the first quarter were $2.6 million compared to $0.7 million in the prior year comparative period. The increase was attributable to achieving the target return hurdles from Tricon's legacy for-sale housing Investment Vehicles. The Company earns performance fees once targeted returns are achieved by Investment Vehicles and records them only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Consideration for these services is variable as it is dependent upon the occurrence of a future event that includes the repayment of investor capital and a predetermined rate of return.

(in thousands of U.S. dollars)	1 to 2 years	3 to 5 years	More than 5 years	Total

Estimated future performance fees (1)	$9,000	$135,000	$38,000	$182,000

(1) Estimated future performance fees are calculated pursuant to current business plans, which involve estimating future cash flows from operations and eventual sale, less construction and development costs, to determine the quantum and timing of funding requirements and cash distributions for each Investment Vehicle. Such estimated future performance fees are discounted based on expected time horizons and risk (including the risks set out in the AIF and the risk that future performance does not align with assumptions noted under the heading "Forward-looking statements" on page 1), and presented above before the deduction of any amounts paid to employees under the LTIP and performance fee expense to unitholders of the participation arrangements. Forward-looking information; see page 1.

Development fees

For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022	Variance

The Johnson Companies (“Johnson”)	$8,184	$4,696	$3,488
Tricon Development Group ("TDG")	1,335	1,166	169
Development fees	$9,519	$5,862	$3,657

Development fee revenues in the first quarter increased by $3.7 million, including a $3.5 million contribution from Johnson driven by incentive fees earned on a large bulk sale of commercial lands. Development fees from Canadian residential development projects also increased by $0.2 million driven by development of the Symington project.

Property management fees

The Company earned $3.8 million in property management fees in the quarter through its rental operating platform, representing a $3.8 million decrease from the comparative period. This decrease was driven primarily by a reduction in acquisition fees as a result of fewer acquisitions of SFR homes, as well as lower property management fees following the divestiture of Tricon's interest in the U.S. multi-family rental portfolio which occurred on October 18, 2022. This was partly offset by higher leasing fees from managing a larger portfolio of SFR homes.

Corporate overhead efficiency

Fees earned from managing third-party capital allow Tricon to improve operating efficiency and offset corporate overhead expenses. The following table provides details of the Company's net overhead expenses for the three months ended March 31, 2023 and 2022:

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022	Variance

Total FFO impact from fees (excluding performance fees)	$17,919	$19,110	$(1,191)

Salaries and benefits	(14,522)	(14,024)	(498)
Cash-based AIP expense	(2,129)	(6,934)	4,805
General and administration expense in Core FFO(1)	(13,590)	(11,111)	(2,479)
Recurring gross overhead expenses	$(30,241)	$(32,069)	$1,828

Overhead expenses, net(2)	(12,322)	(12,959)	637

Total FFO impact from fees (excluding performance fees) as a percentage of recurring gross overhead expenses	59%	60%	(1%)
(1) See Appendix A for reconciliation to general and administration expense per the Company's Interim Financial Statements.
(2) Overhead expenses for the three months ended March 31, 2023 were fully covered by fees when including performance fees.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

5.    Liquidity and capital resources

5.1    Financial strategy

The Company seeks to maintain financial strength and flexibility by lowering its cost of debt and equity capital and minimizing interest rate fluctuations over the long term. Some key elements of Tricon’s financing strategy are:

•Using various forms of debt such as fixed-rate or floating-rate bank financing and unsecured debentures with conversion features, and attempting to stagger the maturity of its obligations. The Company typically purchases interest rate caps to limit its exposure to variable interest rate increases.

•Using convertible or exchangeable securities where the principal can be redeemed by the issuance of common shares at the Company’s option.

•Where appropriate, raising equity through the public or private markets in the U.S. and Canada to finance its growth and strengthen its financial position.

5.2    Liquidity

Tricon generates substantial liquidity through:

•Stable cash flow received from our single-family rental business.

•Cash distributions from operating cash flow generated by our multi-family rental businesses.

•Cash distributions from land, lot and home sales in our legacy for-sale housing business.

•Fee income from our Strategic Capital business.

•Repatriation of capital extracted through refinancings.

•Cash distributions generated from the turnover of assets with shorter investment horizons.

•Syndicating investments to private investors and thereby extracting Tricon's invested capital.

To enable us to react to attractive acquisition or investment opportunities and deal with contingencies when they arise, we typically maintain sufficient liquidity at the corporate level and within our key operating platforms. Our primary sources of liquidity consist of cash and a corporate credit facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Contractual obligations

The following table presents the contractual maturities of the Company’s financial liabilities at March 31, 2023, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars)
As at March 31, 2023	Due on demand and within the year	From 1 to 2 years	From 3 to 4 years	From 5 years and later	Total

Liabilities
Debt(1)	626,151	1,768,213	2,525,911	842,456	5,762,731
Other liabilities	—	10,736	8,886	15,548	35,170
Limited partners' interests in single-family rental business	—	—	853,191	964,657	1,817,848
Derivative financial instruments	—	—	—	43,786	43,786
Due to Affiliate	—	—	—	295,325	295,325
Amounts payable and accrued liabilities	126,694	—	—	—	126,694
Resident security deposits	79,129	—	—	—	79,129
Dividends payable	15,811	—	—	—	15,811
Total	$847,785	$1,778,949	$3,387,988	$2,161,772	$8,176,494
(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

Working capital

As at March 31, 2023, Tricon had a net working capital deficit of $977.6 million, reflecting current assets of $209.1 million, offset by current liabilities of $1.2 billion. The working capital deficit primarily results from two single-family rental joint venture subscription facilities, a securitization and a term loan with an aggregate outstanding balance of $964.4 million maturing in the next twelve months (of which Tricon's proportionate share is $677.4 million). The Company has exercised its available option and is in the process of extending the maturity date of the term loan of $215.7 million by one year to October 2024. In addition, Tricon intends to refinance the existing subscription facility of $345.0 million with long-term fixed-rate debt and is actively working with lenders. Lastly, the Company plans to repay the $65.0 million subscription facility for JV-HD (of which Tricon's share is $21.9 million) with outstanding unfunded equity commitments. The Company has determined that its current financial obligations and working capital deficit are adequately funded from the available borrowing capacity and from operating cash flows.

As of March 31, 2023, there was $38.0 million outstanding under the Company's corporate credit facility with $462.0 million remaining undrawn on that facility.

5.3    Capital resources

Debt structure

Management mitigates interest rate risk by maintaining the majority of its debt at fixed rates. The impact of variable interest rate increases or decreases is discussed in the Company’s financial statements. Management also mitigates its exposure to fixed-rate interest risk by staggering maturities with the objective of achieving even, annual maturities over a ten-year time horizon to reduce Tricon’s exposure to interest rate fluctuations in any one period. The Company’s long-term debt structure is presented in Note 14 of the Company's interim financial statements, which information is incorporated herein by reference, and further summarized in Section 3.2 of this document.

The Company provides financial guarantees for land loans and construction loans in its residential development business.

As at March 31, 2023, the Company was in compliance with all of its financial covenants.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Equity issuance and cancellations

The Company’s Dividend Reinvestment Plan (“DRIP”) provides eligible holders of common shares with the opportunity to reinvest their cash dividends paid on the Company’s common shares to purchase additional common shares at a price equal to the average market price (as defined in the DRIP) on the applicable dividend payment date, less an applicable discount of up to 5% determined by the Board from time to time.

As at March 31, 2023, there were 272,598,588 common shares issued by the Company, of which 271,970,163 were outstanding and 628,425 were reserved to settle restricted share awards in accordance with the Company's Restricted Share Plan. In addition, the Company had 3,856,723 outstanding stock options and 2,377,248 outstanding deferred share units (DSUs).

On October 13, 2022, the Company announced that the TSX had approved its notice of intention to make a normal course issuer bid ("NCIB") to repurchase up to 2,500,000 of its common shares trading on the TSX, the NYSE and/or alternative Canadian trading systems during the twelve-month period ending on October 17, 2023. During the three months ended March 31, 2023, the Company repurchased 525,267 of its common shares on the TSX and 523,413 shares on the NYSE under the NCIB for $8.7 million. The repurchased common shares were subsequently cancelled.

The following table summarizes the Company's equity capital structure at March 31, 2023 and December 31, 2022:

	March 31, 2023	December 31, 2022	Variance

Common shares outstanding(1)	271,970,163	272,840,692	(870,529)
Restricted common shares	628,425	624,088	4,337
Number of basic common shares issued	272,598,588	273,464,780	(866,192)

Outstanding stock options	3,856,723	3,839,723	17,000
Outstanding deferred share units (DSUs)	2,377,248	2,419,824	(42,576)
Common shares underlying exchangeable preferred units	34,744,118	34,744,118	—
(1) Common shares outstanding as at March 31, 2023 includes 126,445 common shares issued under the Dividend Reinvestment Plan ("DRIP") during the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

6.    Operational key performance indicators

The non-IFRS financial measures, non-IFRS ratios and KPI supplementary financial measures discussed throughout this MD&A for each of the Company’s business segments are calculated based on Tricon's proportionate share of each portfolio or business and are defined and discussed below. The presentation on a proportionate basis reflects only the portion attributable to Tricon's shareholders based on the Company's ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners' interests. The Company believes that providing these measures on a proportionate basis is helpful to investors in assessing the overall performance of the Company’s business. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance; however, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. See “Non-IFRS measures” on page 1 and Appendix A.

Single-family and multi-family rental

•Net operating income ("NOI") represents total revenue from rental properties, less direct operating expenses and property management expenses. NOI excludes non-property specific and indirect overhead expenses, interest expense and non-core income or expenses such as gains or losses on the disposition of rental properties. Tricon believes NOI is a helpful metric to evaluate the performance of its rental business and compare it to industry peers.

•Net operating income ("NOI") margin represents net operating income as a percentage of total revenue from rental properties.

•Occupancy rate represents the total number of days that units were occupied during the measurement period, divided by the total number of days that the units were owned during the measurement period (excluding units held for sale). Management believes occupancy is a main driver of rental revenues and that comparing occupancy across different periods is helpful in evaluating changes in rental revenues.

•Annualized turnover rate during the period represents the number of resident move-outs divided by the weighted average number of rental units (excluding units held for sale) in the period, annualized for a twelve-month period. Management believes the annualized turnover rate impacts occupancy and therefore revenue, as well as the cost to maintain the rental portfolios.

•Average monthly rent represents average monthly rental income per unit for occupied units and reflects the impact of rent concessions amortized over the life of the related leases. Tricon believes average monthly rent reflects pricing trends which impact rental revenue over time.

•Average rent growth during the period represents the percentage difference between the monthly rent from an expiring lease and the monthly rent from the next lease and reflects the impact of rent concessions amortized over the life of the related lease. Leases are either renewal leases, where a current resident chooses to stay for a subsequent lease term, or a new lease, where a previous resident moves out and a new resident signs a lease to occupy the same unit. Average rent growth drives average monthly rent and management finds it is useful to evaluate changes in rental revenue across periods.
•“Same home” or “same home portfolio” includes homes that were stabilized 90 days prior to the first day of the prior-year comparative period as per the guidelines of the National Rental Home Council. It excludes homes that have been sold, homes that have been designated for sale and homes taken out of service as a result of a major renovation. This same home portfolio is defined on January 1 of each reporting year. Based on this definition, any home currently included in the same home portfolio will have satisfied the conditions described above prior to September 30, 2021, and those homes have been held in operations throughout the full periods presented in both 2022 and 2023.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Strategic Capital (previously reported as private funds and advisory)

•Total fee revenue represents total asset management, property management, development management and performance fees earned, excluding inter-company fees earned.

•Assets Under Management (“AUM”) includes balance sheet capital invested in the Company's principal investments and capital managed on behalf of third-party investors and is a helpful measure in evaluating the Company’s ability to grow and manage strategic capital. AUM is calculated as follows:

ASSETS UNDER MANAGEMENT
Principal Assets Under Management
Single-family rental, multi-family rental and Canadian residential developments	Fair value of rental and development properties plus unfunded commitment
U.S. residential developments	Fair value of invested capital plus unfunded commitment
Third-Party Assets Under Management
Single-family rental, multi-family rental and Canadian residential developments	Fair value of rental and development properties plus unfunded commitment
U.S. residential developments
For-sale housing	Outstanding invested equity and unfunded commitment
Build-to-rent	Outstanding invested equity and project-level funded debt plus unfunded commitment

Company operating performance

Funds from operations (“FFO”), core funds from operations (“Core FFO”) and adjusted funds from operations ("AFFO") are metrics that management believes to be helpful in evaluating the Company's operating performance, considering the recent expansion of its residential rental portfolio. These are metrics commonly used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income-producing properties. Management believes that providing these performance measures on a supplemental basis is helpful to investors in assessing the overall performance of the Company’s business.

•FFO represents net income excluding the impact of fair value adjustments and amortization of intangibles arising from business combinations. The Company's definition of FFO reflects all adjustments that are specified by the National Association of Real Estate Investment Trusts ("NAREIT"). In addition to the adjustments prescribed by NAREIT, Tricon excludes any fair value gains that arise as a result of reporting under IFRS, except for fair value gains arising from Tricon's U.S. residential developments business which are intended to act as a proxy for cash generation.

•Core FFO presents FFO as a normalized figure, adjusting for transaction costs, convertible debentures interest, interest on Due to Affiliate, fees eliminated upon consolidation, non-recurring and non-cash items.

•AFFO represents Core FFO less recurring capital expenditures, which represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated.

•Effect of FFO, Core FFO and AFFO from discontinued operations is presented on a combined basis with continued operations.

Tricon’s method of calculating FFO is substantially in accordance with NAREIT’s recommendations, but may differ from other issuers’ methods and, accordingly, may not be comparable to FFO reported by other issuers.

Core FFO and AFFO per share amounts are calculated based on the weighted average common shares outstanding in the period, assuming the conversion of all potentially dilutive shares (including convertible debt and exchangeable preferred units) to show the full dilutive impact to shareholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Core FFO and AFFO payout ratios are calculated by dividing dividends declared for the period by Core FFO and AFFO, respectively, which are indicative of the Company's ability to fund dividend payments using cash from operations.

Net debt

Net debt represents the Company's total current and long-term debt per its financial statements, less its cash and restricted cash. Management believes it is a helpful liquidity measure to reflect the Company's ability to meet all of its obligations simultaneously if they were due immediately.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

7.    Accounting estimates and policies, controls and procedures, and risk analysis

Refer to the Company’s MD&A for the year ended December 31, 2022, which is available on SEDAR at www.sedar.com and on the Company’s website at www.triconresidential.com, for detailed discussions of accounting estimates and policies, controls and procedures, and risk analysis.

7.1    Accounting estimates and policies

The Company’s accounting policies are described in Notes 2 and 3 to the consolidated financial statements for the year ended December 31, 2022, and any changes thereto are described in Note 2 to the Interim Financial Statements for the three months ended March 31, 2023.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Refer to Note 4 to the consolidated financial statements for the year ended December 31, 2022 for details on critical accounting estimates.

7.2    Controls and procedures

Management, including our President & Chief Executive Officer and Executive Vice-President & Chief Financial Officer, assessed the design and effectiveness of internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) as at March 31, 2023. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission Framework in Internal Control – Integrated Framework (2013) to evaluate the design and effectiveness of internal control over financial reporting. During the first quarter of 2023, the Company completed the initial phase of its new enterprise resource planning ("ERP") implementation and migrated its general ledger onto the new system. In connection with this implementation, the Company modified the design and documentation of its internal control processes and procedures relating to the new system. Other than these ERP system implementation changes, there have been no other changes in the Company's internal controls over financial reporting that occurred during the three months ended March 31, 2023. Based on our evaluation within this framework, management has concluded that both ICFR and DC&P were effective as at March 31, 2023.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

7.3    Transactions with related parties

Senior management of the Company own units, directly or indirectly, in certain legacy Investment Vehicles, as well as common shares of the Company. Refer to Note 24 in the Company's interim financial statements for further details concerning the Company’s transactions with related parties.

7.4    Dividends

On May 9, 2023, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after July 15, 2023 to shareholders of record on June 30, 2023.

7.5    Compensation incentive plans

Complete details concerning the Company’s compensation plans are set out in the Company’s most recent Management Information Circular, available on SEDAR at www.sedar.com and on the Company’s website at www.triconresidential.com.

7.6    Risk definition and management

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

There are certain risks inherent in the Company’s activities and those of its investees, which may impact the Company’s financial and operating performance, the value of its investments and the value of its securities. The Company’s Annual Information Form dated February 28, 2023 and its MD&A for the year ended December 31, 2022, which are available on SEDAR at www.sedar.com and on the Company’s website at www.triconresidential.com, contain detailed discussions of these risks.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

8.    Historical financial information

The following tables show selected IFRS measures for the past eight quarters. The comparative period results have been recast in conformity with the current period presentation to show the results from the U.S. multi-family rental subsidiary as discontinued operations separate from the Company's continuing operations.

For the three months ended
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022

Financial statement results
Net operating income from single-family rental properties from continuing operations	$126,402	$122,522	$116,305	$104,396
Total revenue from continuing operations(1), (2)	203,630	195,713	283,239	175,522
Net income from continuing operations	29,401	55,883	178,786	405,604
Net (loss) income from discontinued operations	—	1,829	(2,335)	11,256
Net income	29,401	57,712	176,451	416,860
Basic earnings per share from continuing operations	0.10	0.19	0.65	1.47
Basic (loss) earnings per share from discontinued operations	—	0.01	(0.01)	0.04
Basic earnings per share	0.10	0.20	0.64	1.51
Diluted earnings per share from continuing operations	0.08	0.11	0.49	0.82
Diluted (loss) earnings per share from discontinued operations	—	0.01	(0.01)	0.03
Diluted earnings per share	0.08	0.12	0.48	0.85

For the three months ended
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021

Financial statement results
Net operating income from single-family rental properties from continuing operations	$93,273	$83,355	$75,704	$70,744
Total revenue from continuing operations(1), (2)	151,199	142,077	126,093	120,117
Net income from continuing operations	150,124	110,439	174,347	132,118
Net income from discontinued operations	13,333	16,538	27,539	14,204
Net income	163,457	126,977	201,886	146,322
Basic earnings per share from continuing operations	0.54	0.41	0.80	0.66
Basic earnings per share from discontinued operations	0.05	0.06	0.13	0.07
Basic earnings per share	0.59	0.47	0.93	0.73
Diluted earnings per share from continuing operations	0.54	0.40	0.8	0.65
Diluted earnings per share from discontinued operations	0.05	0.06	0.12	0.07
Diluted earnings per share	0.59	0.46	0.92	0.72
(1) Total revenue from continuing operations includes revenue from single-family rental properties and revenue from strategic capital services.
(2) The comparative periods prior to March 31, 2022 have been reclassified to conform with the current period presentation. Resident recoveries previously recorded in direct operating expenses have been reclassified to revenue from single-family rental properties with no impact to net operating income.

Over the past two years, the Company’s single-family rental business benefited from a number of trends that have been accelerated by the COVID-19 pandemic, including in-migration and strong population growth in U.S. Sun Belt markets, favorable demographic shifts driving new household formation, as well as a shift towards work-from-home employment with families prioritizing larger living spaces. Meanwhile, the supply of new housing was constrained by ongoing challenges related to securing entitlements for new lots and by a shortage of labor and materials, including pandemic-related supply chain bottlenecks. This imbalance, coupled with inflationary cost pressures and higher mortgage rates, has made home ownership less attainable and increased demand for rental homes.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Notwithstanding the foregoing, beginning in late 2022, Company performance began to be impacted by macro-economic factors such as rising interest rates and general inflation, as well as overall uncertainty in financial markets and moderating rent growth. Some of these factors also led the Company to slow its SFR home acquisition pace, in order to preserve capital for more attractive opportunities in the future, which slowing also had an impact on performance.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Appendix A - Reconciliations

Management considers NOI, NOI margin, Core FFO, Core FFO per share, AFFO and AFFO per share to be key measures of the Company's operating performance (see Section 6 for definitions and page 1 for discussion of non-IFRS measures).

RECONCILIATION OF NET INCOME TO FFO, CORE FFO AND AFFO

For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022	Variance

Net income from continuing operations attributable to Tricon's shareholders	$26,959	$149,014	$(122,055)

Fair value gain on rental properties	(11,894)	(299,572)	287,678
Fair value gain on Canadian development properties	—	—	—
Fair value (gain) loss on derivative financial instruments and other liabilities	(3,109)	29,362	(32,471)
Limited partners' share of FFO adjustments	6,597	85,996	(79,399)
FFO attributable to Tricon's shareholders	$18,553	$(35,200)	$53,753

Core FFO from U.S. and Canadian multi-family rental	191	2,321	(2,130)
Income from equity-accounted investments in multi-family rental properties	(148)	(160)	12
Loss from equity-accounted investments in Canadian residential developments	577	15	562
Deferred income tax expense	1,989	44,343	(42,354)
Interest on Due to Affiliate	4,245	4,286	(41)
Amortization of deferred financing costs, discounts and lease obligations	5,113	4,042	1,071
Equity-based, non-cash and non-recurring compensation(1)	2,976	19,949	(16,973)
Other adjustments(2)	8,660	3,439	5,221
Core FFO attributable to Tricon's shareholders	$42,156	$43,035	$(879)

Recurring capital expenditures(3)	(9,108)	(9,377)	269
AFFO attributable to Tricon's shareholders	$33,048	$33,658	$(610)

Core FFO payout ratio(4)	38%	37%	1%
AFFO payout ratio(4)	48%	47%	1%

Weighted average shares outstanding - diluted	310,314,809	311,843,796	(1,528,987)
(1) Includes non-recurring transaction costs and non-cash performance fees expense. Performance fees expense is accrued based on changes in the unrealized carried interest liability of the underlying Investment Vehicles and hence is added back to Core FFO as a non-cash expense. Performance fees are paid and deducted in arriving at Core FFO only when the associated fee revenue has been realized.
(2) Includes the following adjustments:

For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022	Variance

Transaction costs	$7,048	$2,219	$4,829
Loss on debt modification and extinguishment	—	—	—
Amortization and depreciation expense	4,265	3,407	858
Realized and unrealized foreign exchange loss	32	61	(29)
Lease payments on right-of-use assets	(1,269)	(693)	(576)
Core FFO adjustments to income from investments in U.S. residential developments	—	206	(206)
Non-controlling interest's share of Core FFO adjustments	(196)	(219)	23
Other non-recurring adjustments	—	—	—
Limited partners' share of Core FFO adjustments	(1,220)	(1,542)	322
Total other adjustments	$8,660	$3,439	$5,221
(3) Recurring capital expenditures represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated. Capital expenditures related to renovations or value-enhancement are excluded from recurring capital expenditures.
(4) Core FFO and AFFO payout ratios are computed by dividing dividends declared for the period by Core FFO and AFFO, respectively. Prior to
November 8, 2021, dividends were declared and paid in Canadian dollars; for reporting purposes, amounts recorded in equity were translated to U.S. dollars using the daily exchange rate on the applicable dividend record date.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

RECONCILIATION OF RECURRING SINGLE-FAMILY RENTAL PROPORTIONATE CAPITAL EXPENDITURES
TO CONSOLIDATED PORTFOLIO CAPITAL EXPENDITURES BY PERIOD

(in thousands of U.S. dollars)		Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022

Recurring capital expenditures, proportionate total portfolio	(A)	$9,093	$8,037	$10,750	$9,788	$8,796
Renovation, value-enhancing and disposition capital expenditures, proportionate total portfolio		18,291	30,295	40,868	33,941	28,475
Total capital expenditures, proportionate total portfolio		$27,384	$38,332	$51,618	$43,729	$37,271
Limited partners' share of capital expenditures(1)		19,157	29,741	48,990	34,782	41,997
Total capital expenditures by period		$46,541	$68,073	$100,608	$78,511	$79,268
(1) Represents the limited partners' interest of the capital expenditures in SFR JV-1, SFR JV-2 and SFR JV-HD.

RECONCILIATION OF SINGLE-FAMILY RENTAL TOTAL PORTFOLIO RECURRING CAPITAL EXPENDITURES TO RECURRING CAPITAL EXPENDITURES IN AFFO

(in thousands of U.S. dollars)		Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022

Recurring capital expenditures, single-family rental proportionate total portfolio	(A)	$9,093	$8,037	$10,750	$9,788	$8,796
Recurring capital expenditures from adjacent residential businesses		15	110	471	491	581
Recurring capital expenditures in AFFO		$9,108	$8,147	$11,221	$10,279	$9,377

RECONCILIATION OF QUARTERLY CONSOLIDATED CAPITAL EXPENDITURES TO CONSOLIDATED SINGLE FAMILY RENTAL PROPERTIES

(in thousands of U.S. dollars)	March 31, 2023	December 31, 2022

Opening balance	$11,445,659	$7,978,396
Acquisitions	120,064	2,362,185
Total capital expenditures by period
Q1	46,541	79,268
Q2	—	78,511
Q3	—	100,608
Q4	—	68,073
Total capital expenditures	46,541	326,460

Fair value adjustments	11,894	858,987
Dispositions	(42,901)	(80,369)
Single-family rental properties balance per financial statements, end of period	$11,581,257	$11,445,659

RECONCILIATION OF SINGLE-FAMILY RENTAL TOTAL AND SAME HOME NOI

For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022

Net operating income (NOI), proportionate same home portfolio	$56,585	$53,272
Net operating income (NOI), proportionate non-same home	18,017	10,019
Net operating income (NOI), proportionate total portfolio	74,602	63,291
Limited partners' share of NOI(1)	51,800	29,982
Net operating income from single-family rental properties per financial statements	$126,402	$93,273
(1) Represents the limited partners' interest in the NOI from SFR JV-1, SFR JV-2 and SFR JV-HD.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

RECONCILIATION OF CANADIAN MULTI-FAMILY RENTAL NOI

For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022

Net operating income (NOI), proportionate portfolio	$297	$287
Other expenses, proportionate portfolio	(149)	(127)
Income from equity-accounted investments in Canadian multi-family rental properties per financial statements	$148	$160

RECONCILIATION OF PROPORTIONATE GENERAL AND ADMINISTRATION EXPENSE IN CORE FFO

For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022	Variance

Proportionate general and administration expense in Core FFO	$13,590	$11,111	$2,479
Less: cash lease payments	(1,269)	(693)	(576)
Proportionate general and administration expense	12,321	10,418	1,903
Limited partner's share of general and administration expense	2,928	2,457	471
General and administration expense per financial statements	$15,249	$12,875	$2,374

TOTAL ASSETS UNDER MANAGEMENT

	March 31, 2023		December 31, 2022
(in thousands of U.S. dollars)	Balance	% of total AUM	Balance	% of total AUM

Third-party AUM	$8,173,075	50.9%	$8,120,344	50.7%
Principal AUM	7,883,258	49.1%	7,882,908	49.3%
Total AUM	$16,056,333	100.0%	$16,003,252	100.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

7 St. Thomas Street, Suite 801 Toronto, Ontario M5S 2B7
T 416-925-7228 F 416-925-7964 www.triconresidential.com

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